FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 21, 2002

TM GROUP HOLDINGS PLC

(Registrant's name)

TM House
Ashwells Road, Brentwood,
Essex, CM15 9ST
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X...... Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........... No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Special Note to Filing Desk

As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, TM Group Holdings PLC is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TM Group Holdings PLC

(Registrant)

Date: March 21, 2002

By: ______________________
Russell Cox, Chief Finance Director

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Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC
PRELIMINARY RESULTS (UNAUDITED) OF THE FOURTH QUARTER AND YEAR ENDED 24 NOVEMBER 2001

TM Group Holdings PLC today announced results for the fourth quarter and year ended 24 November 2001.

Financial highlights (UK GAAP):

	13 weeks ended		52 weeks ended	
	24.11.01	25.11.00	24.11.01	25.11.00
	£ millions			
Turnover				
Continuing businesses	165.3	161.8	663.1	672.2
Discontinued businesses	-	50.0	42.8	199.2
PBIT on ordinary activities				
Continuing businesses	5.9	6.1	24.5	26.3
Discontinued businesses	-	6.5	2.1	14.1
Profit on disposal of discontinued businesses	2.2	-	51.5	-
EBITDA before profit on business Disposals				
Continuing businesses	8.6	8.4	34.5	35.9
Discontinued businesses	-	7.8	4.5	19.6

The results for the fourth quarter were satisfactory, with profit on ordinary activities ahead in the Retail business before central costs on sales that were ahead year on year.

Overall, profit before interest and taxation (PBIT) on continuing businesses decreased by 2.6% to £5.9m for the quarter on continuing turnover up 2.2% to £165.3m.

EBITDA on continuing businesses before profit on business disposals rose by 1.8% to £8.6m for the quarter, giving rise to a total of £34.5m for the year.

TM Retail

PBIT on ordinary activities increased by 0.8% to £6.9m for the quarter on sales up 2.2% at £165.3m. For the year as a whole PBIT on ordinary activities was down by 5.1% at £27.5m.

The weighted average store base was approximately 4% lower for the quarter than for the same period last year.

Same store sales for the quarter before lottery takings were ahead by an encouraging 5%, with same store sales in mature C-stores ahead by 7% before lottery. For the year as a whole, overall same store sales before lottery were ahead of the previous year by approximately 2%.

Sales of convenience products such as minerals and snacks were strong in the quarter, as were sales of tobacco and fireworks. News was in line with prior year, this being an improvement on prior quarters, but confectionery remained down.

Overall the strong sales performance was sufficient to offset the impact of the increase in the minimum wage which was effective from October 2001.

The number of trading stores at the end of the year was 1,230. Of these 308 were classified as C-stores, 785 as Newsagents, and 137 as Variety stores.

Other

A further profit of £2.2m was booked in the quarter in relation to the disposals of Mayfair and of Vendepac. The amount principally relates to a non cash release of pension accruals in respect of transferring employees.

Net interest payable decreased by £1.9m to £5.0m for the quarter and was £3.6m lower for the year as a whole, as a result of lower average net debt levels arising from the proceeds retained during the quarter from the sale of businesses.

Revaluation of the US$ denominated notes net of associated currency hedges resulted in a non cash unrealised charge for the quarter of £1.5m, bringing the exchange credit for the year to £2.6m.

Cash Flow

Net cash inflow from operating activities was £19.2m for the quarter.

Gross capital expenditure during the quarter excluding acquisitions was £2.5m.

At 24 November 2001, book cash balances stood at £103.6m.

Tender

Pursuant to its obligations in the Indentures under which certain Notes were issued and following the disposal of the Vendepac business during 2001, the company has today commenced an offer to purchase for cash up to £73.3m in aggregate principal amount of its outstanding $175m 11% Senior Notes, and its £55m $12\frac{1}{4}$% Senior Subordinated Notes at par. The tender offer will expire on 18 April 2002.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(unaudited)

	13 weeks ended		52 weeks ended	
	24.11.01	25.11.00	24.11.01	25.11.00
	(£ thousands)			
Sales				
Continuing businesses	165,269	161,752	663,123	672,197
Discontinued businesses	-	49,978	42,792	199,221
	165,269	211,730	705,915	871,418
Operating costs	(160,703)	(200,814)	(682,401)	(832,451)
Operating profit:				
Continuing businesses	4,566	4,488	21,535	25,082
Discontinued businesses	-	6,428	1,979	13,885
	4,566	10,916	23,514	38,967
Profit on sale of fixed assets:				
Continuing businesses	1,327	1,562	3,013	1,247
Discontinued businesses	-	99	124	262
	1,327	1,661	3,137	1,509
Profit on sale of discontinued operations	2,206	-	51,507	-
Profit before interest and taxation:				
Continuing businesses	5,893	6,050	24,548	26,329
Discontinued businesses	2,206	6,527	53,610	14,147
	8,099	12,577	78,158	40,476
Net interest payable	(4,986)	(6,863)	(23,845)	(27,482)
Exchange movement on re-translation of Senior Notes and Currency Hedge	(1,457)	(2,065)	2,571	(8,653)
Net interest payable and similar charges	(6,443)	(8,928)	(21,274)	(36,135)
Profit before taxation	1,656	3,649	56,884	4,341
Taxation	(74)	(871)	(1,854)	(1,121)
Profit for the period	1,582	2,778	55,030	3,220
Dividends	-	(1,500)	-	(1,500)
Retained profit for the period	1,582	1,278	55,030	1,720

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

RESULTS OF OPERATIONS
(unaudited)

The following table sets out a summary of the Group's results by business sector

	13 weeks ended		52 weeks ended	
	24.11.01	25.11.00	24.11.01	25.11.00
	(£ thousands)			
Sales:				
Continuing business				
TM Retail	165,269	161,752	663,123	672,197
Discontinued businesses				
Mayfair	-	34,360	5,812	140,807
Vendepac	-	15,618	36,980	58,414
Total sales	165,269	211,730	705,915	871,418
Operating costs:				
Continuing businesses				
TM Retail	(159,678)	(156,463)	(638,595)	(644,453)
Central	(1,025)	(801)	(2,993)	(2,662)
	(160,703)	(157,264)	(641,588)	(647,115)
Discontinued businesses				
Mayfair	-	(31,732)	(5,694)	(133,895)
Vendepac	-	(11,818)	(35,119)	(51,441)
Total operating costs	(160,703)	(200,814)	(682,401)	(832,451)
Profit/(loss) on asset disposals				
Continuing businesses				
TM Retail	1,327	1,577	3,013	1,271
Central	-	(15)	-	(24)
	1,327	1,562	3,013	1,247
Discontinued businesses				
Mayfair	-	64	-	141
Vendepac	-	35	124	121
Total operating profit	1,327	1,661	3,137	1,509
PBIT before sale of businesses				
Continuing businesses				
TM Retail	6,918	6,866	27,541	29,015
Central	(1,025)	(816)	(2,993)	(2,686)
	5,893	6,050	24,548	26,329
Discontinued businesses				
Mayfair	-	2,692	118	7,053
Vendepac	-	3,835	1,985	7,094
Total PBIT before sale of businesses	5,893	12,577	26,651	40,476

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET
(unaudited)

	24.11.01	25.11.00
	(£ thousands)	
Fixed assets		
Tangible fixed assets	53,880	74,650
Intangible fixed assets	4,816	5,751
	58,696	80,401
Current assets		
Inventories	34,790	49,553
Debtors	25,020	28,797
Other current assets	12,287	10,603
Cash at bank and in hand	103,573	29,919
	175,670	118,872
Creditors: amounts falling due within one year		
Short-term debt	(290)	(1,795)
Trade creditors	(70,300)	(89,857)
Other liabilities	(20,169)	(32,587)
	(90,759)	(124,239)
Net current assets/(liabilities)	84,911	(5,367)
Total assets less current liabilities	143,607	75,034
Creditors: amounts falling due after more than one year		
Senior and senior subordinated notes	(175,758)	(176,125)
Mezzanine Notes	(29,331)	(29,235)
Senior bank debt	-	(27,699)
Other	(3,693)	(3,167)
	(208,782)	(236,226)
Provisions for liabilities and charges	(4,582)	(5,302)
Net liabilities	(69,757)	(166,494)
Capital and reserves		
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(30,604)	(127,341)
Other reserve	(59,892)	(59,892)
	(69,757)	(166,494)

The dollar liability under the Senior Notes has been translated at $1.4100, being a representative US dollar/UK sterling exchange rate on 24 November 2001.

All figures are presented under UK GAAP.

March 20, 2002

NOTICE TO THE HOLDERS OF

TM Group Holdings plc

US$175,000,000

11% Senior Notes due 2008

£55,000,000

12.25% Senior Subordinated Notes due 2008

TM Group Holdings plc (the "Company") has commenced an offer to purchase for cash (the "Tender Offer") up to £73,300,000 million in aggregate principal amount of its outstanding US$175,000,000 11% Senior Notes due 2008 (the "Senior Notes") and its £55,000,000 12.25% Senior Subordinated Notes due 2008 (the "Senior Subordinated Notes" and together with the Senior Notes, the "Notes"). The consideration to be paid for Notes validly tendered and accepted for payment shall be the amount equal to (i) 100% of the principal amount of such Notes plus (ii) any Accrued Interest. The Tender Offer will expire on April 18, 2002 at 5:00 p.m., New York City time (with respect to the Senior Notes) and 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes), unless extended.

The outstanding aggregate principal amount of the Notes is US$175,000,000 (for the Senior Notes) and £55,000,000 (for the Senior Subordinated Notes).

The Notes have been accepted for clearance through the facilities of Euroclear and Clearstream, Luxembourg. The Senior Notes have been assigned the following CUSIP numbers: 87258JAB0, G88963AA4 and 87258JAA2; the following ISIN numbers: US87258JAB08, USG88963AA42 and US87258JAA25 and the following Common Codes: 8718067 and 8718032. The Senior Subordinated Notes have been assigned the following ISIN numbers: XS0087180914, XS0087180831 and XS0092584288 and the following Common Codes: 8718091, 8718083, 9252428.

Documents in connection with the Tender Offer are available at the office of the Luxembourg Listing Agent, Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg. All services in connection with the Tender Offer will be available through the Tender Agent, Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2DB.

Deutsche Bank Luxembourg S.A.

OFFER TO PURCHASE

TM GROUP HOLDINGS PLC
OFFER TO PURCHASE FOR CASH UP TO AN AGGREGATE OF £73.3 MILLION
OF ITS OUTSTANDING
$175,000,000 11% SENIOR NOTES DUE 2008
AND
£55,000,000 12¼% SENIOR SUBORDINATED NOTES DUE 2008

TM Group Holdings plc, a public limited company organized under the laws of England and Wales (the "*Company*"), hereby offers to purchase for cash, on the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended from time to time, this "*Statement*") and the accompanying Letter of Transmittal (the "*Letter of Transmittal*" and, together with this Statement, the "*Offer*"), up to £73.3 million in aggregate principal amount of its outstanding 11% Senior Notes Due 2008 (the "*Senior Notes*") and its 12¼% Senior Subordinated Notes due 2008 (the "*Senior Subordinated Notes*" and together with the Senior Notes, the "*Notes*"), plus accrued interest up to, and including, the Payment Date (as defined below). If the aggregate principal amount of Notes tendered pursuant to the Offer exceeds £73.3 million, the Company will purchase the Notes on a *pro rata* basis. For more information, see "Terms of the Offer"

The consideration for each $1,000 principal amount of Senior Notes and £1,000 principal amount of Senior Subordinated Notes tendered and accepted for payment pursuant to the Offer shall be the amount equal to (i) 100% of the principal amount of such Notes (the "*Tender Offer Consideration*"), plus (ii) any Accrued Interest (as defined below).

Unless extended or earlier terminated, this Offer will expire on April 18, 2002 at:

- **5:00 p.m., New York City time (with respect to the Senior Notes) or**
- **5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes).**

Such date and time with respect to each series of Notes is hereinafter referred to as the "*Expiration Date*".

Holders of Notes must tender their Notes on or prior to the applicable Expiration Date in order to receive the Tender Offer Consideration.

The Payment Date is the date on which the Company will deposit funds with the Tender Agent for payment to tendering Noteholders (the "*Payment Date*"). Pursuant to applicable U.S. federal securities laws, the Company is required to pay for or return all tendered Notes promptly after the expiration of the Offer. The Company currently expects the Payment Date to be April 24, 2002.

The Company is making the Offer pursuant to the requirements of Section 4.04 of the Indenture dated May 14, 1998 relating to the Senior Notes (the "*Senior Note Indenture*") and Section 4.04 of the Indenture dated May 14, 1998 relating to the Senior Subordinated Notes (the "*Senior Subordinated Indenture*" and together with the Senior Indenture, the "*Indentures*") as a result of its disposition of certain assets. See "Background of the Offer".

March 20, 2002

If the Notes are accepted for payment pursuant to the Offer, Holders who validly tender their Notes pursuant to the Offer at or prior to 5:00 p.m., New York City time (with respect to the Senior Notes) or prior to 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes) on the Expiration Date will receive total consideration equal to the Tender Offer Consideration plus any Accrued Interest, provided that, in the event the aggregate principal amount of Notes tendered (determined as described below in "Terms of the Offer") pursuant to the Offer exceeds £73.3 million, the Company will purchase the Notes on a *pro rata* basis. The Notes that are not tendered and accepted for payment pursuant to the Offer will remain obligations of the Company.

Tenders of Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time (with respect to the Senior Notes) and 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes) on the Expiration Date but not thereafter. Withdrawal rights will not be reinstated if the Offer is extended at any time after the Expiration Date (except as otherwise expressly provided herein).

The Holder of each Note validly tendered and accepted for payment will receive accrued and unpaid interest, if any, thereon from the most recent payment of semiannual interest preceding the Payment Date up to, and including, the Payment Date, upon the terms and subject to the conditions described herein (the "*Accrued Interest*").

Payments will be made in immediately available (same-day) funds. Any Accrued Interest payable on the Notes accepted for payment in the Offer will be paid in cash in immediately available (same-day) funds concurrently with the payment of the Tender Offer Consideration therefor on the Payment Date.

If the Company increases or decreases either (i) the principal amount of Notes subject to the Offer or (ii) the Tender Offer Consideration before the Expiration Date, then previously tendered Notes may be validly withdrawn until the expiration of ten business days after the date that notice of any such reduction is first published, given or sent to Holders by the Company.

In the event that the Offer is withdrawn or otherwise not completed, the Tender Offer Consideration will not be paid or become payable to Holders of the Notes who have validly tendered their Notes in connection with the Offer. In the event of a termination of the Offer, Notes tendered pursuant to the Offer will be promptly returned to tendering Holders.

The Offer is not being made to (nor will the surrender of Notes for purchase be accepted from or on behalf of) Holders of Notes in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

The Company is not aware of any jurisdiction in which the making of the Offer is not in compliance with or permitted by applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer would not be in compliance with or permitted by applicable law the Company will make a good faith effort to comply with any such applicable law or seek to have such law declared inapplicable to the Offer. If, after a good faith effort, the Company cannot comply with any such applicable law the Offer will not be made to (nor

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will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.

This Statement does not constitute an offer to buy or the solicitation of an offer to sell the Notes in any circumstances in which such offer or solicitation is unlawful. Other than as contained herein, no person has been authorized to make any recommendation on behalf of the Company as to whether Holders should tender Notes pursuant to the Offer. No person has been authorized to give any information with respect to the Offer or to make any representation in connection therewith, other than those contained herein or in the accompanying Letter of Transmittal. If made or given, such recommendation or any such information or representation must not be relied on as having been authorized by the Company.

This Statement has not been reviewed by any federal or state securities commission or regulatory authority of any country nor has any such commission or authority passed on the accuracy or adequacy of this Statement. Any representation to the contrary is unlawful and may be a criminal offense.

Neither the delivery of this Statement nor any acceptance for payment of, or payment for, Notes shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its subsidiaries or affiliates since the date hereof.

See "Certain Significant Considerations" and "Certain Tax Consequences" for discussions of certain factors that should be considered in evaluating the Offer.

The Company publishes its Financial Statements in pounds sterling. In this Statement, references to "pounds sterling" or "£" are to the lawful currency of the United Kingdom and references to "US dollars" or "$" are to the lawful currency of the United States.

Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders. Subject to applicable securities laws and the terms and conditions set forth in the Offer, the Company reserves the right (i) to extend or terminate the Offer or (ii) otherwise to amend the Offer in any respect.

The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes after the Expiration Date, through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise on terms that may or may not differ materially from the terms of the Offer. The Company also reserves the right pursuant to the Indenture to effect legal defeasance or covenant defeasance with respect to all outstanding Notes.

NEITHER THE TRUSTEE NOR THE TENDER AGENT MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE OFFER.

The Board of Directors of the Company has determined that it will express no opinion and will remain neutral toward the Offer. See "Recommendation by Board of Directors"

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IMPORTANT

Any Holder desiring to tender Notes should request such Holder's broker-dealer, commercial bank, trust company or other nominee to effect the transaction for such holder. A beneficial owner who has Notes registered in the name of a broker-dealer, commercial bank, trust company or other nominee must contact such broker-dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Notes.

To be valid, tenders must be received by the Tender Agent at or prior to 5:00 p.m., New York City time (with respect to the Senior Notes) or prior to 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes), on the Expiration Date. See "Procedures for Tendering Notes".

This Statement and the Letter of Transmittal contain important information that should be read before any decision is made with respect to a Tender of Notes.

FORWARD LOOKING STATEMENTS

This Statement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "*Securities Act*"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). All statements regarding the Company's expected financial position, business and financing plans are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from such expectations ("*Cautionary Statements*") are disclosed in this Statement, including, without limitation, in conjunction with the forward-looking statements included in this Statement and under "Certain Significant Considerations" and "Certain Information Concerning the Company". All subsequent written and oral forward-looking statements attributable to the Company, its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statements.

15

TABLE OF CONTENTS

16

SUMMARY

The following summary is provided solely for the convenience of the holders of the Notes. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specified details contained elsewhere in this Statement. Holders of the Notes are urged to read this Statement in its entirety.

The Tender Offer

The Company:	TM GROUP HOLDINGS plc is the issuer of the Notes and the company making the Offer.
Background of the Offer:	In connection with the issuance of the Notes in May 1998, the Company and the Trustee entered into the respective Indentures. The Indentures contain a number of covenants and restrictions to which the Company is subject. On July 20, 2001, the Company completed the sale of Vendepac to a subsidiary of Compass Group plc and received Net Proceeds (as defined in the Indentures) of approximately £81.3 million. For purposes of the Indentures, this sale was an "*Asset Sale*". The Company applied approximately £8.0 million of the Net Proceeds to repay certain Permitted Repayable Debt (as defined in the Indentures) and to acquire additional assets as permitted under the Indentures. The remaining £73.3 million proceeds from the sale of Vendepac, after repaying such Permitted Repayable Debt and acquiring such additional assets, constitutes "*Excess Proceeds*" (as defined below). Section 4.04 of each of the Indentures requires the Company to apply the proceeds of an Asset Sale to (i) repay certain Permitted Repayable Debt, (ii) purchase certain specified assets or (iii) any combination of (i) or (ii). On the 271st day following an Asset Sale, or if earlier, the date, if any, on which the Board of Directors of the Company determines not to apply the Net Proceeds of an Asset Sale in the manner described in (i), (ii) or (iii) above, the Company is required to apply such aggregate amount of the Net Proceeds from such Asset Sale which have not been applied in the manner described in (i), (ii) or (iii) above ("*Excess Proceeds*"), to an offer to purchase the outstanding Notes. On March 19, 2002, the Company's Board of Directors resolved that £73.3 million from the sale of Vendepac would be used to make this offer to purchase the Notes.

Securities Tendered For: Set forth on the following table opposite the title of each series of Notes are the relevant CUSIP, ISIN and Common Code numbers and the outstanding aggregate principal amount for each series of Notes which are the subject of this Offer:

Security Description	*CUSIP No.*	*ISIN No.*	*Common Code*	*Outstanding Aggregate Principal Amount*
11% Senior Notes	87258JABO	US87258JABO8	9252436	$174,882,000
	G88963AA4	USG88963AA42	8718032	$118,000
	87258JAA2	US87258JAA25	8718067	$0
12¼% Senior Subordinated Notes.................	-	XS0087180914	8718091	£300,000
	-	XS0087180831	8718083	£20,000
	-	XS0092524288	9252428	£54,680,000

Expiration Date: The Expiration Date of the Offer will be on April 18, 2002 at 5:00 p.m., New York City time (with respect to the Senior Notes) and 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes), unless extended or earlier terminated.

Tender Offer Consideration: The consideration for each $1,000 principal amount of Senior Notes and £1,000 principal amount of Senior Subordinated Notes tendered and accepted for payment pursuant to the Offer will be (i) 100% of the principal amount of such Notes (the "*Tender Offer Consideration*") plus (ii) any Accrued Interest, payable on the Payment Date.

Payment Date: The Payment Date is the date on which the Company will deposit funds with the Tender Agent for payment to tendering Noteholders (the "*Payment Date*"). Pursuant to applicable U.S. federal securities laws, the Company is required to pay for or return all tendered Notes promptly after the expiration of the Offer. The Company currently expects the Payment Date to be April 24, 2002.

How to Tender Notes: See "Procedures for Tendering Notes". For further information, contact the Tender Agent at its respective telephone numbers and addresses set forth on the back cover of this Statement or consult your broker-dealer, commercial bank, trust company or custodian for assistance.

Brokerage Commissions: No brokerage commissions are payable by Holders who tender their Notes directly pursuant to the Offer. Holders who hold their Notes through a broker, bank or other nominee should

18

	check with that institution as to whether it will charge service fees.
Tender Agent:	Deutsche Bank AG London
Further Information:	Questions about the Offer and requests for additional copies of this Statement should be directed to the Tender Agent at its respective addresses and telephone numbers set forth on the back cover of this Statement.

TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company is offering to purchase for cash up to £73.3 million in aggregate principal amount of its outstanding Notes (as described below) at an amount, for each $1,000 principal amount of Senior Notes and £1,000 principal amount of Senior Subordinated Notes validly tendered and accepted pursuant to the Offer, equal to the Tender Offer Consideration, plus any Accrued Interest. The Tender Offer Consideration is equal to 100% of the principal amounts of the Notes so tendered and accepted for payment. If the aggregate principal amount of Notes tendered (determined as described below) pursuant to the Offer exceeds £73.3 million, the Company will purchase the Notes on a *pro rata* basis.

Set forth on the following table opposite the title of each series of Notes are the relevant CUSIP, ISIN and Common Code numbers and the outstanding aggregate principal amount for each series of Notes which are the subject of this Offer.

Security Description	*CUSIP No.*	*ISIN No.*	*Common Code*	*Outstanding Aggregate Principal Amount*
11% Senior Notes	87258JABO	US87258JABO8	9252436	$174,882,000
	G88963AA4	USG88963AA42	8718032	$118,000
	87258JAA2	USG87258JAA25	8718067	$0
12¼% Senior Subordinated Notes	-	XS0087180914	8718091	£300,000
	-	XS0087180831	8718083	£20,000
	-	XS0092524288	9252428	£54,680,000

If Notes are accepted for payment pursuant to the Offer, Holders who validly tender their Notes pursuant to the Offer at or prior to 5:00 p.m., New York City time (with respect to the Senior Notes) and 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes), on the Expiration Date will receive the Tender Offer Consideration plus Accrued Interest.

All Notes validly tendered in accordance with the procedures set forth under "Procedures for Tendering Notes" and not withdrawn in accordance with the procedures set forth under "Withdrawal of Tenders" at or prior to 5:00 p.m., New York City time (with respect to the Senior Notes) and 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes), on the Expiration Date will, upon the terms, be accepted for payment by the Company and payments will be made therefor promptly after the Expiration Date provided, however, that if the aggregate principal amount of Senior Subordinated Notes together with the aggregate principal amount of Senior Notes (as converted into pounds sterling on the Expiration Date at the noon buying rate as set by the Federal Reserve Bank of New York) tendered in the Offer exceeds £73.3 million, the Company will purchase *pro rata* among the Holders of the Notes so validly tendered an aggregate of £73.3 million in principal amount of such Notes.

20

Tenders of Notes may be validly withdrawn at any time prior to 5:00 p.m., New York City time (with respect to the Senior Notes) and 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes), on the Expiration Date, but not thereafter. Withdrawal rights will not be reinstated if the Offer is extended at any time after the Expiration Date (except as specified below). If the Company increases or decreases either (i) the principal amount of Notes subject to the Offer or (ii) the Tender Offer Consideration before the Expiration Date, then previously tendered Notes may be validly withdrawn until the expiration of ten business days after the date that notice of any such reduction is first published, given or sent to Holders by the Company. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holder.

Subject to applicable securities laws and the terms set forth in this Statement, the Company reserves the right, prior to the expiration of the Offer on the Expiration Date, (i) to extend or to terminate the Offer or (ii) otherwise to amend the Offer in any respect.

If the Company extends the Offer or if, for any reason, the acceptance for payment of, or the payment for, Notes is delayed or if the Company is unable to accept for payment Notes pursuant to the Offer, then the Tender Agent may retain tendered Notes which have not been previously withdrawn on behalf of the Company and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described under "Withdrawal of Tenders", subject to Rule 14e-1(c) under the Exchange Act (which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of a tender offer).

Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later 10:00 a.m., Luxembourg time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service and Bloomberg LP.

For the purposes of the Offer the term "*business day*" means any day other than a Saturday, Sunday, a federal holiday in the United States or a public holiday in Luxembourg or London.

There can be no assurance that the Company will exercise its right to extend, terminate or amend the Offer. If, prior to the Expiration Date, the Company amends the terms of the Offer, such amendment will apply to all Notes tendered pursuant thereto. The Company does not presently intend to change the consideration offered.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives any condition of the Offer that results in a material change to the circumstances of the Offer, then the Company will disseminate additional Offer materials and extend the Offer, to the extent required by law. See "Withdrawal of Tenders".

CERTAIN SIGNIFICANT CONSIDERATIONS

Each Holder should carefully consider the following considerations, in addition to the other information described elsewhere herein or incorporated herein by reference, before deciding whether to participate in the Offer.

Effects on the Trading Market for the Notes. The Notes are listed on the Luxembourg Stock Exchange (the "*LSE*") and registered under the Exchange Act. After the consummation of the Offer it is possible that the outstanding principal amount of Notes available for trading will be reduced. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable issue of debt securities with a larger float. The reduction in the size of the float that is likely to result from the consummation of the Offer may adversely affect both the liquidity and market price of the remaining Notes. The reduction in the float also may tend to make the trading price of Notes more volatile. The extent of the market for the Notes and the availability of over-the-counter price quotations would depend on the number of owners of Notes remaining, the interest in maintaining a market in the Notes on the part of securities firms and other factors.

Possible Future Purchases of Notes Not Tendered in the Offer. From time to time in the future, the Company may acquire Notes, if any, which are not tendered in response to the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company may choose to pursue in the future.

Acquisition Strategy. The Company maintains an active acquisition strategy, although the Company is not currently pursuing any material acquisitions. This acquisition strategy depends on the availability of suitable acquisition candidates, financing on acceptable terms and the Company's ability to comply with the restrictions contained in its debt agreements (including the Indentures). As part of its strategy, the Company will evaluate potential acquisition candidates and expects to pursue strategic acquisitions in the future.

Reduced Demand for Tobacco Products and Risk of Future Litigation

The Company is a significant retailer of tobacco products in the United Kingdom. The tobacco industry in the United Kingdom continues to face a number of issues that may adversely affect the Company's results of operations and financial position, including proposed governmental regulatory controls, increasing excise tax and duties on tobacco products, proposed governmental and voluntary private bans and restrictions on smoking, actual and proposed restrictions on tobacco marketing and increased smoking and ill-health litigation.

The Company is not a party to any smoking and related ill-health litigation in any jurisdiction. However, there can be no guarantee that such actions will not arise in the future. In addition, although the Company is currently only a retailer of tobacco products, Forbuoys' previous sale of cigarettes sold under its own brand name, although manufactured by another company, as well as the Company's activities as a tobacco retailer, could potentially subject the Company to future litigation.

22

BACKGROUND OF THE OFFER

In connection with the issuance of the Notes in May 1998, the Company and the Trustee entered into the respective Indentures. The Indentures contain a number of covenants and restrictions to which the Company is subject.

On July 20, 2001, the Company completed the sale of Vendepac to a subsidiary of Compass Group plc and received Net Proceeds (as defined in the Indentures) of approximately £81.3 million. For purposes of the Indentures, this sale was an "*Asset Sale*". The Company applied approximately £8.0 million of the net proceeds to repay certain Permitted Repayable Debt (as defined in the Indentures) and to acquire additional assets as permitted under the Indentures. The remaining £73.3 million proceeds from the sale of Vendepac, after repaying such Permitted Repayable Debt and acquiring such additional assets, constitutes "*Excess Proceeds*".

Section 4.04 of each of the Indentures requires the Company to apply the proceeds of an Asset Sale to (i) repay certain Permitted Repayable Debt, (ii) purchase certain specified assets or (iii) any combination of (i) or (ii). On the 271st day following an Asset Sale, or if earlier, the date, if any, on which the Board of Directors of the Company determines not to apply the Net Proceeds of an Asset Sale in the manner described in (i), (ii) or (iii) above, the Company is required to apply such aggregate amount of the Net Proceeds from such Asset Sale which have not been applied in the manner described in (i), (ii) or (iii) above ("*Excess Proceeds*"), to an offer to purchase the outstanding Notes.

On March 19, 2002, the Company's Board of Directors resolved that £73.3 million from the sale of Vendepac would be used to make this offer for the Notes.

RECOMMENDATION BY BOARD OF DIRECTORS

The Board of Directors of the Company has determined that it will express no opinion and will remain neutral toward the Offer because the Company is making the Offer solely to comply with the requirements of the Indentures.

SOURCE AND AMOUNT OF FUNDS

The Company intends to apply the Excess Proceeds to pay the Tender Offer Consideration, if and to the extent of any tenders. Any Excess Proceeds remaining after this Offer will be used for any other purpose permitted by the Indentures.

23

CERTAIN INFORMATION CONCERNING THE COMPANY

Introduction

TM Group Holdings plc (the "Company") is a public limited company organized under the laws of England and Wales. It operates a leading nationwide chain of newsagents and convenience stores. The Company's principal executive offices are located at TM House, Ashwells Road, Brentwood, Essex, CM15 9ST, U.K., and its telephone number is +44 (0) 1277 372916.

In the past fiscal year, the Company completed the sales of two of its businesses, Vendepac and Mayfair Services. Its continuing trading business operates under the name *TM Retail*. The Company owns the Martins and Forbuoys chains of newsagents and convenience stores, both of which operate entirely in the United Kingdom. TM Retail is the sixth largest neighborhood retailer in the United Kingdom (as estimated by the Company based on share of sales). During its financial year ended November 24, 2001, TM Retail generated profit before interest and taxation of £27.5 million on sales of £663.1 million and for its financial year ended November 25, 2000 it generated profit before interest and taxation of £29.0 million on sales of £672.2 million. Taken together with continuing central costs, the Company's total profit for continuing business before interest and taxation for the Company's financial years ended November 24, 2001 and November 25, 2000 was £24.5 million and £26.3 million, respectively.

In December 2000, following a major strategic review, the Company sold its cigarette vending business, Mayfair Services, to a subsidiary of Imperial Tobacco Group plc. On the same date, a long-term contract was entered into for the supply of tobacco gantries in the retail shops.

In July 2001, the Company sold its hot and cold beverage and snack vending business, Vendepac, and associated companies, to a subsidiary of U.K. foodservice company Compass Group plc. The Company received Net Proceeds (as defined in the Indentures) of approximately £81.3 million. Although the terms of the sale allowed for the Company to receive up to a further £3.0 million based on Vendepac's future performance, the Company is no longer expecting to receive any additional payments in connection with this sale.

Financial Information

Recent Developments

According to the Company's initial, unaudited financial information on its results of operations for the six week period to January 6, 2002 (spanning the Christmas trading period), its same store sales, excluding lottery, increased by 3.5%, as compared to the comparable period in the year ended November 24, 2001. While the Company considers this period of trading a reasonable sales success overall, the sales mix was skewed towards lower margin products.

24

Selected Annual Financial and Operating Data

The following is the annual selected financial data for the Company for the 52 weeks ended November 24, 2001 and November 25, 2000 and at November 24, 2001 and November 25, 2000.

The selected financial data is prepared in accordance with UK GAAP which differs in certain respects from US GAAP.

	For the Year Ended	
	November 24, 2001	November 25, 2000
	(£ thousands)	
Consolidated Profit and Loss Account		
Sales		
Continuing operations	663,123	672,197
Discontinued operations	42,792	199,221
	705,915	871,418
Cost of Sales	(526,293)	(639,878)
Gross Profit	179,622	231,540
Selling and Distribution Costs	(136,368)	(168,201)
Administrative expenses	(19,740)	(24,372)
	(156,108)	(192,573)
Operating profit		
Continuing operations	21,535	25,082
Discontinued operations	1,979	13,885
	23,514	38,967
Profit on sale of fixed assets		
Continuing operations	3,013	1,247
Discontinued operations	124	262
	3,137	1,509
Profit on sale of Discontinued operations	51,507	-
Profit before interest and taxation:		
Continuing operations	24,548	26,329
Discontinued operations	53,610	14,147
	78,158	40,476
Net interest payable and similar charges	(21,274)	(36,135)
Profit before taxation	56,884	4,341
Taxation	(1,854)	(1,121)
Profit for the period	55,030	3,220
Equity Dividends	-	(1,500)
Profit retained for the period	55,030	1,720

Note: All figures are presented under UK GAAP.

25

	As at	
	November 24, 2001	November 25, 2000
	(£ thousands)	
Consolidated Balance Sheet[1]		
Fixed assets		
Tangible fixed assets	53,880	74,650
Intangible fixed assets	4,816	5,751
	58,696	80,401
Current assets		
Inventories	34,790	49,553
Debtors	25,020	28,797
Other current assets	12,287	10,603
Cash at bank and in hand	103,573	29,919
	175,670	118,872
Creditors: amounts falling due within one year		
Short-term debt	(290)	(1,795)
Trade creditors	(70,300)	(89,857)
Other liabilities	(20,169)	(32,587)
	(90,759)	(124,239)
Net current assets/(liabilities)	84,911	(5,367)
Total assets less current liabilities	143,607	75,034
Creditors: amounts falling due after more than one year		
Senior and senior subordinated notes	(175,758)	(176,125)
Mezzanine Notes	(29,331)	(29,235)
Senior bank debt	-	(27,699)
Other	(3,693)	(3,167)
	(208,782)	(236,226)
Provisions for liabilities and charges	(4,582)	(5,302)
Net liabilities	(69,757)	(166,494)
Capital and reserves		
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(30,604)	(127,341)
Other reserve	(59,892)	(59,892)
	(69,757)	(166,494)

Note:

(1) The dollar liability under the Senior Notes has been translated at $1.4100, being a representative US dollar/UK sterling exchange rate on November 24, 2001.

Other Data

	For the 52 weeks ended,	
	November 24, 2001	November 25, 2000
	(£ millions)	
EBITDA before profit on business disposals		
Continuing operations	34.5	35.9
Discontinued operations	4.5	19.6

26

AVAILABLE INFORMATION

The reports, proxy statements and other information that the Company has filed or submitted with the United States Securities and Exchange Commission (the "*SEC*") in the past can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC 's regional offices at Citicorp Center 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and The Woolworth Building, 233 Broadway, New York, New York 10279. Copies of such information may be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR NOTES

Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law the Company will purchase for cash up to £73.3 million in aggregate principal amount of its outstanding Notes, by accepting tendered Notes for payment, and will promptly pay for Notes validly tendered pursuant to the Offer (and not withdrawn, or if withdrawn validly retendered) at or prior to 5:00 p.m., New York City time (with respect to the Senior Notes) and 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes) on the Expiration Date. If the aggregate principal amount of Senior Subordinated Notes together with the aggregate principal amount of Senior Notes (as converted into pounds sterling on the Expiration Date at the noon buying rate as set by the Federal Reserve Bank of New York) tendered in the Offer exceeds £73.3 million, the Company will purchase *pro rata* among the Holders of the Notes so validly tendered an aggregate of £73.3 million in principal amount of such Notes. Such payment shall be made by the deposit of the Tender Offer Consideration in immediately available funds by the Company promptly after the Expiration Date with the Tender Agent, which will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. Under no circumstances will interest on the Tender Offer Consideration be paid by the Company by reason of any delay on behalf of the Tender Agent in making payment.

In all cases, payment by the Tender Agent to Holders of the Tender Offer Consideration for Notes purchased pursuant to the Offer will be made only after timely receipt by the Tender Agent of (i) certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the account at DTC established by the Tender Agent for the purposes of the Offer pursuant to the procedures set forth under "Procedures for Tendering Notes", (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted Agent's Message (as defined below), and (iii) any other documents required by the Letter of Transmittal.

If any tendered Notes are not purchased pursuant to the Offer for any reason, such Notes not purchased will be returned, without expense, to the tendering Holder promptly (or in the case of Notes tendered by book-entry transfer such Notes will be credited) to the account from which such Notes were delivered after the expiration or termination of the Offer.

The expected Payment Date for the Notes is April 24, 2002.

Tendering Holders will not be obligated to pay brokerage fees or commissions to the Tender Agent or the Company or, except as set forth in Instruction 3 of the Letter of Transmittal, transfer taxes on the purchase of Notes pursuant to the Offer. However, tendering Holders will be responsible for paying to the relevant authorities such income and other taxes as may be applicable to such Holder. For information about certain U.S. and U.K. tax consequences of the tender of Notes, see "Certain Tax Consequences".

The Company reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates, the right to purchase Notes tendered pursuant to the Offer but any such transfer or assignment will not relieve the Company of its obligations under the Offer or prejudice the rights of tendering Holders to receive payment for Notes validly tendered and accepted for payment pursuant to the Offer.

PROCEDURES FOR TENDERING NOTES

Tender of Notes. The tender by a Holder of Notes pursuant to one of the procedures set forth below together with the subsequent acceptance of such tender by the Company will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Only Holders are authorized to tender their Notes. The procedures by which Notes may be tendered by beneficial owners that are not Holders will depend upon the manner in which the Notes are held.

Tender of Notes Held Through Custodian. To effectively tender Notes that are held of record by a custodian bank, depositary broker trust company or other nominee, the beneficial owner thereof must instruct such custodian to tender the Notes on the beneficial owner's behalf. A Letter of Instructions is included in the materials provided with this Statement which may be used by a beneficial owner in this process to effect the tender.

Tender of Notes Held Through a Book-Entry Transfer Facility. To tender in the Offer, a Holder must comply with the procedures established by the Depositary Trust Company ("*DTC*") (with respect to the Senior Notes) or Euroclear and/or Clearstream (with respect to the Senior Subordinated Notes), as the case may be (DTC, Euroclear and Clearstream are each referred to herein as a "*Book Entry Transfer Facility*"), prior to the Expiration Date. In addition, a timely confirmation of a book-entry transfer (a "*Book Entry Confirmation*") of such Notes into the Tender Agent's account at the relevant Book Entry Transfer Facility pursuant to the procedure for book-entry transfer described below, must be received by the Tender Agent prior to the Expiration Date.

DTC's Automated Tender Offer Program ("*ATOP*") is the only method of processing the Offer through DTC. To accept the Offer in respect of the Senior Notes through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system in place of sending a signed, hard copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the Tender Agent. To tender Senior Notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Tender Agent must contain an Agent's Message (as defined below).

To accept the Offer in respect of the Senior Subordinated Notes, participants in Euroclear and/or Clearstream must send an electronic instruction to Euroclear and/or Clearstream, as applicable, in accordance with their procedures established to tender Notes, in place of sending a signed, hard copy of the Letter of Transmittal. The electronic instruction transmitted by Euroclear and/or Clearstream, as applicable, to the Tender Agent must contain an Agent's Message.

The method of delivery of Notes and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through the relevant Book-Entry Transfer Facility and any computer generated acceptance message is at the election and risk of the person tendering Notes and delivering the Letters of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Tender Agent.

Except as provided below, unless the Notes being tendered are deposited with the Tender Agent at or prior to the applicable time on the Expiration Date (accompanied by a properly transmitted Agent's Message), the Company may at its option, treat such tender as defective for purposes of the right to receive the applicable Tender Offer Consideration. Payment for the Notes will be made only against deposit of the tendered Notes and delivery of all other required documents.

If tendered Notes are not accepted for any reason, such unaccepted Notes will be returned without expense on behalf of such tendering Holder pursuant to the book-entry transfer procedures described below.

Book-Entry Delivery Procedures. The Tender Agent will make a request to establish an account with respect to the Notes at the relevant Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Statement, and any financial institution that is a participant in the relevant Book-Entry Transfer Facility's systems may make book-entry delivery of Notes being tendered by causing the relevant Book-Entry Transfer Facility to transfer such Notes into the Tender Agent's account at the relevant Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Notes may be effected through book-entry transfer into the account at the relevant Book-Entry Transfer Facility established by the Tender Agent for the purposes of the Offer, an Agent's Message in connection with a book-entry transfer and any other required documents, must, in any case, be transmitted to and received by the Tender Agent at one or more of its addresses set forth on the back cover of this Statement at or prior to the applicable time on the Expiration Date. Delivery of documents to the relevant Book-Entry Transfer Facility does not constitute delivery to the Tender Agent. The confirmation of a book-entry transfer into the account at the relevant Book-Entry Transfer Facility established by the Tender Agent for the purposes of the Offer as described above is referred to herein as a "*Book-Entry Confirmation*".

The term "Agent's Message" means a message transmitted by the relevant Book-Entry Transfer Facility to, and received by the Tender Agent and forming a part of the Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering the Notes and that such participants have received the Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participants.

Determination of Validity. All questions as to the validity form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described above will be determined by the Company in the Company's sole discretion (whose determination shall be final and binding). The Company reserves the absolute right to reject any or all tenders of any Notes determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Notes of any particular Holder whether or not similar defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding.

31

None of the Company, the Tender Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Tender Offer Consideration.

Backup U.S. Federal Income Tax Withholding. To prevent backup U.S. Federal income tax withholding, each tendering Holder of Notes must provide the Tender Agent with such Holder's correct taxpayer identification number and certify that such Holder is not subject to backup U.S. Federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. For a more detailed discussion of backup U.S. Federal income tax withholding, see "Certain Tax Consequences—Certain U.S. Federal Income Tax Consequences—Backup Withholding and Information Reporting".

32

WITHDRAWAL OF TENDERS

Tenders of Notes may be withdrawn at any time prior to 5:00 p.m., New York City time (with respect to the Senior Notes) or prior to 5:00 p.m., Luxembourg time (with respect to the Senior Subordinated Notes), on the Expiration Date.

For a withdrawal of a tender of Senior Notes to be effective, a written or electronic ATOP transmission notice of withdrawal (for DTC participants) must be received by the Tender Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal of a tender of Senior Subordinated Notes to be effective, a tested telex or SWIFT message relating to such withdrawal must be received by Euroclear and/or Clearstream, as applicable, prior to 5:00 p.m., Luxembourg time on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Notes to be withdrawn (the "*Depositor*"), (ii) identify the Notes to be withdrawn (including the principal amount of such Notes) and (iii) specify the account to which any such Notes are to be credited, if different from that of the tendering holder. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Properly withdrawn Notes may be retendered by following the procedures described under "Procedures for Tendering Notes" at any time on or prior to the Expiration Date.

Any permitted withdrawals of tenders of Notes may not be rescinded, and any Notes so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that withdrawn Notes may again be tendered by following the procedures for tendering at or prior to the expiration of the Offer on the Expiration Date.

Any Notes that have been tendered for purchase but which are withdrawn will be credited as soon as practicable after withdrawal to an account maintained with the relevant Book-Entry Transfer Facility for the Notes.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Offer.

CERTAIN TAX CONSEQUENCES

Certain U.S. Federal Income Tax Consequences

Introduction

The following summary is for general information only and is based on the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the "*Code*"), court decisions, administrative pronouncements and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Offer may affect the tax consequences described herein. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular holders in light of their individual investment circumstances or to certain types of holders subject to special tax rules (e.g., dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, life insurance companies, tax-exempt organizations, persons owning Notes as part of a straddle, hedging, conversion or constructive sale transaction, or persons whose functional currency is not the U.S. dollar), nor does it address specific state, local, foreign or other tax consequences. This summary assumes that holders are "U.S. Holders" (as defined below) and have held their Notes as "capital assets" (generally property held for investment).

For purposes of this section, a "*U.S. Holder*" means a beneficial owner of Notes who is (i) a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions or a trust that has made a valid election under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes, or (v) a partnership to the extent the interests therein are held by any of the foregoing.

Holders considering tendering Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Tenders of Notes

The receipt by a U.S. Holder of cash consideration for Notes tendered pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount of the consideration received upon tendering its Notes and such holder's adjusted tax basis in such Notes. A U.S. Holder's adjusted tax basis in a Note generally equals the U.S. dollar cost of the Note to such Holder.

Any gain or loss recognized by the U.S. Holder of a Note will be capital gain or loss, and will be long-term capital gain or loss if such Note was held for more than one year, except that

35

Interest on the Notes: Withholding Tax and Further Tax

The Notes will constitute "quoted Eurobonds" provided that they are "listed on a recognised stock exchange". Under a U.K. Inland Revenue interpretation of 28 November 2001, securities which are listed on a stock exchange in a country which is a member state of the European Union or which is part of the European Economic Area will be "listed on a recognised stock exchange" if they are listed by a competent authority in that country and are admitted to trading on a recognised stock exchange in that country; securities which are to be listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognised stock exchange in that country. The Notes are listed on the Luxembourg Stock Exchange, which is a recognised stock exchange for the purposes of the U.K. Inland Revenue's interpretation, and therefore the Notes are "quoted Eurobonds". On the basis that the Notes are quoted Eurobonds, payments of accrued interest on the Notes, to the extent such payments are payments of interest for U.K. income tax purposes, may be made without withholding or deduction for or on account of U.K. income tax.

Taxation of Tender Offer Consideration Received by the Holder - U.K. Corporation Tax Payers

In general, U.K. Holders that are within the charge to U.K. corporation tax will be charged to tax on all returns on and fluctuations in value of the Notes broadly in accordance with their statutory accounting treatment. Such U.K. Holders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such Holders' authorised accounting method, is applicable to that period.

Taxation of Tender Offer Consideration Received by the Holder - Other U.K. Tax Payers

Accrued Interest Income Received

On a disposal of Notes by a U.K. Holder who is within the charge to U.K. tax other than U.K. corporation tax, any interest which had accrued since the last interest payment date (or where no interest payment date has accrued, the issue of the Notes) may be chargeable to tax as income if that U.K. Holder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable.

Disposal of Notes - Taxation of Chargeable Gains

The Senior Notes do not constitute "qualifying corporate bonds" within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal by a U.K. Holder of a holding of Senior Notes may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains.

The Senior Subordinated Notes do constitute "qualifying corporate bonds" within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal by a U.K. Holder of a holding of Senior Subordinated Notes will not give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains.

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Stamp Duty and Stamp Duty Reserve Tax

A Holder will not be liable to pay U.K. stamp duty or stamp duty reserve tax on a transfer of Notes to the Company.

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THE TENDER AGENT

Deutsche Bank AG London has been appointed as the Tender Agent for the Offer. All correspondence in connection with the Offer should be sent or delivered by each Holder or a beneficial owner's broker-dealer, commercial bank, trust company or other nominee to the Tender Agent at one of the addresses or telephone numbers set forth on the back cover of this Statement. Any Holder or beneficial owner that has questions concerning tender procedures should contact the Tender Agent at one of the addresses or telephone numbers set forth on the back cover of this Statement.

Any Holder that has questions concerning the terms of the Offer may contact the Tender Agent at its addresses and telephone numbers set forth on the back cover of this Statement.

FEES AND EXPENSES

The Company will pay the Tender Agent a separately agreed upon fee for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. The Company will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Statement and related documents to the beneficial owners of Notes.

Any questions regarding the Terms of the Offer or requests for assistance or additional copies of this Statement, the Letter of Transmittal may be directed to the Tender Agent at the telephone number and address listed below. You may also contact your broker-dealer, commercial bank or trust company nominee for assistance concerning the Offer.

The Tender Agent for the Offer:

Deutsche Bank

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London
EC2N 2DB
(Attn: Exchange Agency Services/CTAS)
Telephone: +44 (0) 20 7547 1082
Fax: +44 (0) 20 7547 1089
email: xchange.offer@db.com

LETTER OF TRANSMITTAL

To Tender for Cash
11% Senior Notes due May 15, 2008 and
12¼ % Senior Subordinated Notes due May 15, 2008
of

TM GROUP HOLDINGS PLC

Pursuant to the Offer to Purchase dated March 20, 2002

THE OFFER TO PURCHASE AND WITHDRAWAL RIGHTS WILL EXPIRE ON APRIL 18, 2002 AT 5:00 P.M., NEW YORK CITY TIME (WITH RESPECT TO THE SENIOR NOTES) AND 5:00 P.M., LUXEMBOURG TIME (WITH RESPECT TO THE SENIOR SUBORDINATED NOTES), SUCH DATE AND TIME WITH RESPECT TO EACH SERIES OF NOTES HEREINAFTER REFERRED TO AS THE "EXPIRATION DATE", UNLESS EXTENDED.

PLEASE READ CAREFULLY THE ATTACHED INSTRUCTIONS

The Tender Agent for this Offer is:

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London
EC2N 2DB
(Attn: Exchange Agency Services/CTAS)

Telephone: +44 (0) 207 547 1082

Facsimile: + 44 (0) 0207 547 1089

For questions regarding this Letter of Transmittal or for other information, you may contact the Tender Agent.

This Letter of Transmittal relates to the Offer to Purchase dated March 20, 2002 (as it may be supplemented and amended from time to time, the "Offer to Purchase") of TM Group Holdings PLC, a public limited company formed under the laws of England and Wales (the "Issuer"), and this Letter of Transmittal (the "Letter of Transmittal"), which together constitute the Issuer's offer (the "Offer") to purchase up to an aggregate of £73.3 million in principal amount of its outstanding 11% Senior Notes Due May 15, 2008 (the "Senior Notes") and its 12¼% Senior Subordinated Notes due May 15, 2008 (the "Senior Subordinated Notes" and together with the Senior Notes, the "Notes"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Upon the terms and subject to the conditions of this Offer, the acceptance of Notes validly tendered and not withdrawn will be made in accordance with the terms of the Offer. For the purposes of the Offer, the Issuer shall be deemed to have accepted for purchase validly tendered Notes when, as and if the Issuer has given written notice thereof to the Tender Agent.

In connection with the Offer by the Issuer, and subject to the terms of the Offer, Book-Entry Interests in the Notes ("Book-Entry Interests") traded through the facilities of The Depository Trust Company ("DTC"), Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") or Clearstream, Luxembourg ("Clearstream" and, together with DTC and Euroclear, each a "Book-Entry Transfer Facility") may be tendered for 100% of the principal amount of such Notes plus any Accrued Interest. If the aggregate principal amount of Senior Subordinated Notes together with the aggregate principal amount of Senior Notes (as converted into pounds sterling on the Expiration Date at the noon buying rate as set by the Federal Reserve Bank of New York) tendered in the Offer exceeds £73.3 million, the Company will purchase *pro rata* among the Holders of the Notes so validly tendered an aggregate of £73.3 million in principal amount of such Notes.

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To accept the Offer in respect of the Senior Subordinated Notes, participants in Euroclear and/or Clearstream must send an electronic instruction to Euroclear or Clearstream, as applicable, in accordance with their procedures established to tender Notes, in lieu of sending a signed, hard copy of the Letter of Transmittal. The electronic instruction transmitted by Euroclear and/or Clearstream to the Tender Agent must contain a computer-generated message by which the participant acknowledges its receipt of and agrees to be bound by this Letter of Transmittal. All deliveries of Book-Entry Interests must be made in accordance with the procedures set forth in the Offer to Purchase.

DTC's Automated Tender Offer Program ("ATOP") is the only method of processing Offers through DTC. To accept the Offer through ATOP, participants in DTC holding Book-Entry Interests must send electronic instructions to DTC through DTC's communication system in lieu of sending a signed, hard copy of the Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the Tender Agent. To tender Senior Notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Tender Agent must contain a computer generated message by which the participant acknowledges its receipt of and agrees to be bound by this Letter of Transmittal. All deliveries of Book-Entry Interests must be made in accordance with the procedures set forth in the Offer to Purchase.

Upon receipt of an electronic transfer from a participant holding Book-Entry Interests (a ("Tendering Holder"), DTC Euroclear or Clearstream, as the case may be, will block the position of Notes that the Tendering Holder has requested to tender and upon completion of the Offer and upon confirmation of receipt of the Notes, the relevant Book-Entry Transfer Facility will transfer the Notes out of the Tendering Holders Account. The relevant Book-Entry Transfer Facility will transfer such Notes into the Tender Agent's account at the relevant Book-Entry Transfer Facility set up for purposes of the Offer in accordance with such Book-Entry Transfer Facilities procedures for Transfer. Upon the terms and subject to the conditions of the Offer, Notes, the Company will deposit the Tender Offer Consideration with the Tender Agent and the Tender Agent will transmit the payment to those Tendering Holders whose Notes have been validly tendered and accepted for payment.

The Instructions included with this Letter of Transmittal must be followed in their entirety. Questions and requests for assistance or for additional copies of this Offer to Purchase or this Letter of Transmittal may be directed to the Tender Agent, at the address listed above.

EACH PARTICIPANT IN TRANSMITTING AN INSTRUCTION TO TENDER NOTES THROUGH DTC, EUROCLEAR OR CLEARSTREAM, LUXEMBOURG ON BEHALF OF ITSELF AND THE BENEFICIAL OWNER OF THE NOTES TENDERED THEREBY, ACKNOWLEDGES RECEIPT OF THE OFFER TO PURCHASE AND THIS LETTER OF TRANSMITTAL AND AGREES TO BE BOUND BY THE TERMS AND CONDITIONS OF THE OFFER AS SET FORTH IN THE OFFER TO PURCHASE AND THIS LETTER OF TRANSMITTAL.

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TM GROUP HOLDINGS PLC

INSTRUCTIONS TO LETTER OF TRANSMITTAL

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of this Letter of Transmittal. This Letter of Transmittal is to be read by the beneficial owners of Notes who wish to tender their Notes pursuant to the Offer. For a Tendering Holder to properly tender Notes pursuant to the Offer, a properly completed electronic tender message sent to a Book-Entry Transfer Facility must be received prior to 5:00 p.m., New York City time (with respect to the Senior Notes) or 5:00 pm., Luxembourg time (with respect to the Senior Subordinated Notes), on the Expiration Date. Neither the Issuer nor the Tender Agent is under any obligation to notify any tendering holder of the Issuer's acceptance of Notes prior to the closing of the Offer. Delivery of the Notes will be deemed made only when actually received or confirmed by the Tender Agent.

2. Partial Tenders. Tenders of Notes will be accepted only in integral multiples of £1,000 in principal amount of the Senior Subordinated Notes and only in integral multiples of $1,000 in principal amount of the Senior Notes. If less than the entire principal amount of Notes held by the Tendering Holder is tendered, the Tendering Holder should fill out the applicable items in the electronic tender message sent to the Book-Entry Transfer Facility. The entire principal amount of Notes delivered to the Tender Agent will be deemed to have been tendered unless otherwise indicated.

3. Transfer Taxes. The Issuer will pay all transfer taxes, if any, applicable to the tender of Notes pursuant to the Offer. If, however, a transfer tax is imposed for any reason other than the transfer of Notes pursuant to the Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or on any other person) will be payable by the Tendering Holder.

4. Validity of Tenders. All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Notes will be determined by the Issuer in its sole discretion, which determination will be final and binding. The Issuer reserves the right to reject any and all Notes not validly tendered or any Notes the Issuer's acceptance of which would, in the opinion of the Issuer or its counsel, be unlawful. The Issuer also reserves the right to waive any conditions of the Offer or defects or irregularities in tenders of Notes or as to any ineligibility of any holder who seeks to tender Notes in the Offer. The interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the instructions hereto) by the Issuer shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within such time as the Issuer shall determine. Neither the Issuer, the Tender Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Notes received by the Tender Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Tender Agent to the Tendering Holders, unless otherwise provided in this Letter of Transmittal, as soon as practicable following the Expiration Date.

5. Waiver of Conditions. The Issuer reserves the absolute right to amend, waive or modify any of the conditions in the Offer in the case of any Notes.

6. No Conditional Tender. No alternative, conditional, irregular, or contingent tender of Notes will be accepted.

7. Requests for Assistance or Additional Copies. Questions and requests for assistance and requests for additional copies of the Offer to Purchase or this Letter of Transmittal may be directed to the Tender Agent at the address indicated herein. Tendering Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

8. Acceptance of Notes and Payment of Tender Offer Consideration; Return of Notes. Subject to the terms and conditions of the Offer, the Issuer will accept for purchase all validly tendered Notes as soon as practicable after the Expiration Date and will arrange for payment of the Tender Offer Consideration as soon as practicable thereafter. For purposes of the Offer, the Issuer shall be deemed to have accepted the Notes when, as and if the Issuer has given written or oral notice (immediately followed in writing) thereof to the Tender Agent.

9. Withdrawal. Tenders may be withdrawn only pursuant to the procedures set forth in the Offer to Purchase under the caption "Withdrawal of Tenders".

10. Incorporation of Letter of Transmittal. This Letter of Transmittal shall be deemed to be incorporated in and acknowledged and accepted by any tender through procedures established by the Book-Entry Transfer Facility by any participant of the Book-Entry Transfer Facility on behalf of itself and the beneficial owners of any Notes so tendered.